

April 10, 2013

<u>Via E-mail</u>
Rudford Hamon
Chief Operating Officer
ID Perfumes, Inc.
1250 East Hallandale Beach Blvd., Suite 402
Hallandale, FL 33009

> **Re:** **ID Perfumes, Inc.**
> **Registration Statement on Form 10**
> **Filed March 14, 2013**
> **File No. 000-52675**

Dear Mr. Hamon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Securities Exchange Act of 1934, including the requirements to File Forms 10-K, 10-Q, and 8-K even if we still have open comments on your Form 10. If you do not wish to incur these obligations until all of the following issues are resolved, you should consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

2. Throughout the registration statement, you refer to the company as an emerging growth company. However, we note that prior to December 8, 2011, you engaged in the public offering of your equity securities and that on June 6, 2012, the Commission, pursuant to its authority under Section 12(j) of the Exchange Act of 1934, revoked the registration of your securities registered pursuant to Section 12 of the Exchange Act. As a result, it

appears that you do not qualify as an emerging growth company. Accordingly, please revise your registration statement to reflect that you are not an emerging growth company. For additional guidance, please refer to Questions 2 and 54 of the JOBS Act frequently asked questions, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Business, page 3

General

3. Please revise the business section to discuss the sources and availability of raw materials, identify the names of your principal suppliers, and disclose whether you are dependent on one or a few major customers. See Items 101(h)(4)(v) and (vi) of Regulation S-K. In this regard, we note your disclosure under "Concentration" on page F-8 where you state, among other things, that your largest customer accounted for 42% of the sales in 2012 and one vendor provided 100% of the raw materials in each of the last two fiscal years.

4. If material to an understanding of your business, please provide an estimate of the amount spent during each of the last two fiscal years on R&D activities. Refer to Item 101(h)(4)(x) of Regulation S-K.

Licensed Brands, page 6

Selena Gomez, page 6

5. Please expand your disclosure to better qualify and quantify all material terms of this licensing agreement, such as disclosing the minimum wholesale net sales and the minimum and maximum royalty payments you are required to make, and whether you are currently in compliance with these contractual obligations. In this regard, we also note your "Exclusive License Agreements" disclosure on page F-13 where you disclose, among other things, that payment of the minimum royalties is guaranteed by your CEO and provide a tabular disclosure of payments you are required to make under these agreements. Please comply with this comment also with respect to your licensing agreement with Adam Levine Productions Inc., discussed on page 8.

Procurement and Distribution, page 9

6. To the extent that disclosure under "Other" on page 26 relates to the manufacturing agreement with Victory International, briefly reference here your page 26 disclosure to alert investors to the breach of contract alleged by Victory International.

7. Since your description of the agreement with Suite-K does not appear to indicate that Suite-K provides you with manufacturing services, with a view towards disclosure,

    please tell us who is your current manufacturing provider. In addition, please explain the meaning of EDI in the first paragraph on page 10.

8. In the second paragraph, please expand disclosure of the material terms of the exclusive supplier agreement with Gigantic Parfums LLC to also identify it as a related party and to include, among other things, disclosure of the duration, geographic exclusivity, payment terms, and terminating provisions.

9. Please either remove your reference to an agreement with Givaudan in the third paragraph on page 10, or otherwise disclose the nature of and the material terms of this agreement.

10. In the first paragraph of your "Subsequent Events" disclosure on page F-18, you discuss a distribution agreement and guarantee. To the extent material, please include a similar discussion about this agreement in this section of the filing. Additionally, please tell us what consideration you gave to filing the distribution agreement and guarantee as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Marketing, page 10

11. This section appears to be substantially duplicative of the "Marketing Strategies" section at the bottom of page 10. Please revise the registration statement to consolidate these disclosures.

Financing, page 11

12. Please elaborate on the nature and material terms of your agreement with LSQ Funding Group, LLC to better explain how you are able to finance your marketing and advertising expenses prior to recognizing any revenue from your product sales. For example, please discuss the timing and terms pursuant to which LSQ purchases your receivables. Please expand your disclosure in the third paragraph of your "Liquidity" discussion on page 27 to identify LSQ as your "factor" and discuss the materials terms of your arrangement with LSQ.

13. You state that "[l]enders" have filed security interests covering all corporate assets. Disclosure starting on page F-13 appears to indicate that you have granted a security interest in the licenses in connection with a guarantee of a related party debt and that under the 2011 manufacturing agreement, you are required to grant a security interest in the products. You also appear to have defaulted on your loan obligations as indicated by "We have defaulted on several loan obligations" risk factor disclosure on page 14. Please revise your disclosure here to clearly identify the parties who have filed such security interests on your corporate assets, and include related risk factor disclosure.

Intellectual Property, page 11

14. In the first sentence you reference the Vivamore trademark, but you provide no discussion about this trademark in the registration statement. Please discuss how the Vivamore trademark relates to your business.

15. Refer to disclosure in the second paragraph. To the extent that you own, license, or have other rights to use perfume brands other than Selena Gomez's and Adam Levine's brands, please disclose what they are.

Competition, page 12

16. In the second paragraph, you state that you compete, in part, by providing value-added customer services. Please describe these value-added customer services.

Risk Factors, page 13

If we cannot compete effectively, we will lose business, page 15

17. You disclose that there are technological and marketing barriers to entry. On page 12, you state that there are few, if any, substantial barriers to entry. Please advise, or revise your disclosures to eliminate this seeming discrepancy, and to the extent applicable, identify what these technological and marketing barriers to entry are.

Our information systems and websites may be susceptible to outages and other risks, page 18

18. You state that you have internet websites. We are unable to locate any websites for the company. Please advise, or revise your disclosure as appropriate.

"Penny stock" rules may make buying or selling the common stock difficult . . . , page 22

19. In the second paragraph, you state that your common stock is listed for trading on the Over-the-Counter Pink Sheets. We are unable to locate a listing for your common stock. Please disclose the symbol for your common stock, or revise your disclosure as appropriate.

Management's Discussion and Analysis . . . , page 23

Overview, page 23

20. Please confirm whether you are actually engaged in this business on a "worldwide basis." In this regard, note 13 to your financial statements indicates that your operations are limited to the United States, Latin America, and Canada.

21. In light of your disclosure in the fifth paragraph that "seasonality has not been a major factor as sales fluctuations are more influenced by the timing of new product launches than by the third and fourth quarter holiday season," please revise your page 11 disclosure which appears to contradict your disclosure here by stating that "[t]he fragrance industry has been historically seasonal with increased demand by retailers in anticipation of and during the holiday season."

Quantitative Analysis, page 25

Advertising, page 26

22. To the extent possible, please quantify the advertising costs discussed here, and state whether you are currently in compliance with the minimum advertising expenditure requirements.

Liquidity and Capital Resources, page 27

23. In the second paragraph, you state that you use revolving credit facilities to help satisfy your capital requirements. In the last paragraph, you state that you have no available short term lines of credit or long term borrowing arrangements with any financial institution. Please revise your disclosure to clarify or reconcile this apparent inconsistency. If you have revolving credit facilities, please revise your disclosure to provide the material terms of the credit facilities available to you, and to the extent that you are subject to any financial covenants, please disclose whether you are currently in compliance with such covenants. Please tell us what consideration you gave to filing these agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

24. Refer to "Loan payable and stockholder notes" disclosure on page F-12 to the financial statements. Please expand your disclosure in the second paragraph to include a brief discussion of the material terms of the currently outstanding loans, including the loans made by your affiliates and related parties.

25. We note your disclosure that "working capital is significantly impacted by changes in accounts receivable . . . ." Please enhance this disclosure to explain why you did not have accounts receivable at the end of either period presented in your financial statements and how this had any impact on working capital. Please also discuss the typical terms you provide to your customers.

26. We also note that a significant portion of your sales are made to locations outside of the U.S. Please discuss the impacts that foreign currencies have had on your liquidity and results of operations, if material.

27. We note that your auditors issued a going concern opinion and that you had negative working capital and cash flows from operating activities for the two years ended December 31, 2012. Given these negative indicators, please revise your disclosures to discuss funds necessary to maintain current operations. Please also revise your filing to enhance your discussion of cash used in operating activities. In this regard, we note your disclosure that your working capital is significantly impacted by changes in accounts receivable, inventory, accounts payable and accrued liabilities and customer deposits. Please revise your disclosures to quantify the specific changes in the line items highlighted in your disclosure, as well as provide your cash position for the two years ended December 31, 2012. With respect to cash provided by your financing activities, please quantify the specific line items impacting your liquidity such as customer deposits and cash received from your factor. Please refer to Item 303 of Regulation S-K.

Properties, page 28

28. Under the "Operating Leases" disclosure on page F-11, you state that you currently lease your offices on a month to month basis, which appears inconsistent with your statement here that your lease expires January 31, 2014. Please reconcile these disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 28

29. Please refer to the second sentence of footnote (4) disclosure. Please explain to us the legal basis upon which you determined who may claim beneficial ownership of the company shares held by IZJD Group. We may have additional comments following review of your response.

Directors and Executive Officers, page 29

30. Please identify Mr. Ilia Lekach as the sole director of the company and include relevant disclosure related to his director qualifications in accordance with Item 401(e)(1) of Regulation S-K.

31. We note that both Messrs. Isaac Lekach and Hamon serve as executive officers of Gigantic Parfums. In light also of the company's exclusive supplier agreement with Gigantic Parfums, please expand "Our officers and directors may have conflicts of interest" risk factor on page 18 to better identify the nature of any conflicts of interest these officers may have also as a result of their fiduciary duties to each of the companies. To the extent that Messrs. Isaac Lekach's and Hamon's involvement with the company's business is less than on a full time basis, please disclose accordingly.

32. For each executive officer and director, please ensure to provide a comprehensive discussion of their relevant business experience as required by Item 401(e)(1) of Regulation S-K. For example, we note your disclosures on pages 29 and 32 that Ilia Lekach controls IZJD Corp. and that he owns or controls various corporate entities which

conduct business with the company, including Gigantic Parfums LLC and Very Awesome Media Group, Inc.

Family Relationships, page 30

33. Here, you state that Isaac Lekach is the son of Ilia Lekach. However, on pages 32 and F-16, you state that Isaac Lekach is the nephew of Ilia Lekach. Please revise your disclosure to identify the correct family relationships.

Executive Officer Compensation Table, page 32

34. In accordance with Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K, please include footnote disclosure to the "Option Awards" column to disclose the assumptions made in the valuation of the option grant by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or in the MD&A.

35. Please include brief narrative disclosure to explain the substantial increase in Mr. Ilia Lekach's salary in 2012. Refer to Item 402(o) of Regulation S-K. Also, please confirm that Mr. Lekach does not receive any compensation for his services as a director.

Certain Relationships and Related Transactions, and Director Independence, page 32

36. For each related party transaction, please disclose all of the information required by Item 404(a) of Regulation S-K. This includes the name of each related person, the approximate dollar value of the amount involved in each transaction, the approximate dollar value of the amount of the related person's interest in the transaction, specific information relating to indebtedness, and any other material information. Refer to Item 404(d) of Regulation S-K. Disclosure such as Mr. Lekach controls entities which conduct business with the company or that he loans money to the company is too broad and ambiguous.

37. Please disclose all related party transactions for which disclosure is required under Item 404(d) of Regulation S-K. In this regard, we note certain related party transactions on pages 16, 25, 27, 28, and F-18 that are not discussed in this section. These include the guarantee of a $1.2 million obligation of Gigantic Parfums, the sale of fragrance components to an affiliated company, notes payable to affiliates, your rent obligations, and an unsecured $570,000 loan from a company controlled by your Chief Executive Officer.

Market Price of and Dividends on the Registrant's Common Equity . . . , page 33

38. In accordance with the requirements of Item 201(b) of Regulation S-K, please disclose the approximate number of holders of your common equity securities as of the latest

practicable date. Similar to your disclosure in the first paragraph on page F-15, please disclose here that the company has not paid dividends in the past and does not intend to in the foreseeable future. Refer to Item 201(c) of Regulation S-K. Lastly, please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

<u>Recent Sale of Unregistered Securities, page 35</u>

39. In the last paragraph on page F-18, you disclose that in March 2013, you issued 12% convertible debentures. Please include here relevant Item 701 of Regulation S-K disclosure in connection with such issuance.

<u>Statement of Cash Flows, page F-6</u>

40. Please revise your statement of cash flows to properly reflect cash flows related to discontinued operations.

<u>Notes to the Financial Statements</u>

<u>The Company and its significant accounting policies, page F-7</u>

41. Please revise your filing to include your policy for accounting for customer deposits. In this disclosure, you should provide your method for accounting for such deposits and the criteria you use when releasing such deposits.

42. Please also revise your filing to include your policy for accounting for your factor arrangement. In addition, please tell us how you are disclosing cash flows from this arrangement on your statement of cash flows.

43. Please revise your disclosures to include your accounting policies for sales made outside of the U.S. including a discussion related to your policies for sales denominated in foreign currencies if applicable.

<u>Exhibits</u>

44. Please tell us what consideration you have given to filing as exhibits to the registration statement complete copies of the various agreements discussed throughout the registration statement and which appear material to your business. Otherwise, please tell us why you are not required to do so. In this regard we note, among other agreements, your exclusive license agreements with Selena Gomez and Adam Levine, the warehousing and distribution agreement with Suite-K, the exclusive supplier contract with Gigantic Parfums, the exclusive agreement with LSQ Funding Group, the outstanding related party loans, and convertible debentures issued on March 2013. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

    45. Please request that your auditor provide a currently dated consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

        Sincerely,

        /s/ Era Anagnosti

        for Pamela Long
        Assistant Director

cc: Jeffrey Klein (*via e-mail*)